As filed with the Securities and Exchange Commission on February 13, 2006

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROSETTA RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	43-2083519
(State of Incorporation)	(IRS Employer Identification No.)

717 Texas, Suite 2800 Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Rosetta Resources Inc. 2005 Long-Term Incentive Plan

(Full title of each Plan)

Mike J. Rosinski

Executive Vice President ,

Chief Executive Officer, Secretary & Treasurer

717 Texas, Suite 2800

Houston, Texas 77002

(713) 335-4000

(Name, address and telephone number of agent for service)

Copy to:

Dallas Parker

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, par value $0.001 per share	2,688,600 shares	$18.00	$48,394,800	$5,178

(1)	Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), shares issuable upon any stock split, stock dividend or similar transaction with respect to the shares covered hereby are also being registered hereunder.

(2)	Pursuant to Rule 457(o), the registration fee is calculated on the basis of an estimated maximum offering price based on the last reported sale of the registrant’s common stock on The PORTAL® Market. The last sale of common stock that was eligible for PORTAL®, of which the registrant is aware, occurred on December 30, 2005 at a price of $18.00 per share. Pursuant to Rule 457(h), the registration fee is calculated with respect to the maximum number of shares of the Company’s common stock issuable under the Plan and eligible for resale under the reoffer prospectus included herein.

EXPLANATORY NOTE

Rosetta Resources Inc., a Delaware corporation. (the “Company”), has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register 2,688,600 shares of its common stock, par value $0.001 per share (the “Common Stock”) issued or issuable to participants under the Company’s 2005 Long-Term Incentive Plan (the “Plan”). Of the total, 718,050 shares relate to underlying shares of the Company’s Common Stock to be issued upon the exercise of options previously issued to officers and employees of the Company pursuant to an exemption from the Securities Act.

This Registration Statement contains two parts. The first part contains both a prospectus pursuant to Form S-8, which covers issuance of securities under the Plan, and a prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to the Form S-8), which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8) of the Company. This reoffer prospectus relates to up to 279,000 shares of Common Stock that have been issued to certain officers, directors, service providers and/or employees of the Company pursuant to the Plan. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8 and will be used for offers of securities of the Company pursuant to the Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

* Note:	The document(s) containing the information concerning the plans required by Item 1 of Form S-8 and the statement of availability of registrant information and any other information required by Item 2 of Form S-8 will be sent or given to participants as specified by Rule 428 under the Securities Act. In accordance with Rule 428 and the requirements of Part I of Form S-8, such document(s) are not being filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. The registrant will maintain a file of such documents in accordance with the provisions of Rule 428. Upon request, the registrant will furnish to the Commission or its staff a copy of any or all of the documents included in such file.

Note: The reoffer prospectus referred to in the Explanatory Note follows this page.

REOFFER PROSPECTUS

279,000 Shares

Common Stock

This reoffer prospectus relates to 279,000 shares of our common stock, which may be offered for sale from time to time by certain of our officers, service providers and employees. We issued these shares to our officers, service providers and employees pursuant to the Rosetta Resources Inc. 2005 Long-Term Incentive Plan.

We are not offering any shares of our common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale of shares by the selling stockholders under this prospectus.

Our common stock is listed on The Nasdaq National Market under the symbol “ROSE.” Prior to the date of this prospectus, there has been no regularly trading market for our common stock. Certain qualified institutional buyers of our common stock have traded our common stock on The PORTAL® Market. The last known trade on The PORTAL® Market was on December 30, 2005 at $18.00 per share.

As long as we are not eligible to file a registration statement on Form S-3, no selling stockholder may sell in any three month period a number of shares which exceeds the greater of (i) one percent of our outstanding shares of common stock or (ii) the average weekly trading volume of our common stock over the prior four weeks. We anticipate that we will be eligible to file a registration statement on Form S-3 in approximately one year from the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4 to read about some of the risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Reoffer Prospectus is February 13, 2006.

i

You should rely only on the information contained in this reoffer prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock hereunder. In this prospectus, references to “Rosetta,” “the Company,” “we,” “our,” and “us” refer to Rosetta Resources Inc.

AVAILABLE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-8 that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about our company and the shares offered in this prospectus. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

SEC rules allow us to include some of the information required to be in the registration statement by incorporating that information by reference to other documents we file with the SEC. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Because we recently became a public company with our common stock registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) effective as trading on February 13, 2006, as of the date of this Prospectus, we have not filed an annual report on Form 10-K or any periodic reports required to be filed under the Exchange Act. We incorporate by reference the following documents:

•	The Prospectus filed by the Registrant on February 13, 2006 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registration Statement on Form S-1, as amended (File No. 333-128888), which contains audited financial statements of the Registrant for the latest period for which such statements have been filed;

•	The description of the common stock, $0.001 par value per share, contained in the Registrant’s Registration Statement on Form 8-A, filed with the Commission on February 9, 2006 pursuant to Section 12 of the Exchange Act; and

•	All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of this reoffer of our common stock shall be deemed to be incorporated herein by reference from the date of filing of such documents.

We will provide at no cost, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of the foregoing documents. Written or oral requests for such copies should be directed to Michael J. Rosinski; Chief Financial Officer, Rosetta Resources Inc., 717 Texas, Suite 2800, Houston, Texas 77002, telephone (713) 335-4000.

You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THE COMPANY

Overview

Rosetta Resources Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development and production of primarily natural gas properties in the United States. Our operations are concentrated in the Sacramento Basin of California, South Texas, the Gulf of Mexico and the Rocky Mountains.

Rosetta was formed in June 2005. We began active oil and natural gas operations as a separate company in July 2005 following our acquisition of the domestic oil and natural gas business of Calpine Corporation and affiliates (“Calpine”). Several members of our current management team, including our chief executive officer, and certain key employees operated these oil and natural gas assets while employed by Calpine. As of April 30, 2005, our estimated total proved oil and natural gas reserves were approximately 383 Bcfe, including 368 Bcf of natural gas and 2,550 MBbls of oil and condensate. Our proved reserves are approximately 96% natural gas and 68% proved developed. Using prices as of April 30, 2005, the estimated present value of future net revenues from proved reserves before income taxes, using SEC guidelines and discounted at an annual rate of 10% (“PV-10”) of our proved reserves was approximately $1.0 billion, including approximately $125 million in PV-10 value for properties which we have not received record legal title to from Calpine as of the date of this prospectus but which are required to be transferred under the terms of our purchase and sale agreement with Calpine. Our proved reserves have a reserve life index of approximately 12 years. As operator of approximately 90% of our proved reserves, we have a high degree of control over our capital expenditure budget and other operating matters.

Trading Market

Prior to the date of this prospectus, there has been no regularly trading market for our common stock. Our common stock is listed on The Nasdaq National Market under the trading symbol “ROSE”. We anticipate that a regularly trading market will develop for our common stock. Because our common stock is not regularly trading, we cannot estimate at what prices our shares of common stock will be sold by the selling stockholders pursuant to this prospectus.

Private Issuance of Equity

On July 7, 2005, we completed a private offering of 45,312,500 shares of our common stock exempt from registration under the Securities Act for aggregate consideration of $725 million or $16.00 per share. We used the net proceeds from the offering and borrowings of $325 million under our credit facilities to purchase Calpine’s domestic oil and natural gas exploration and production business. In connection with that offering, on July 13, 2005, we sold an additional 4,687,500 shares of our common stock in an exempt transaction to fulfill the over-allotment option we granted for $75 million before fees, also at $16.00 per share. The net proceeds generated from the exercise of our over-allotment option were used to repay $60 million of debt under our new revolving credit facility in July 2005, and the remaining amount was used for unspecified operating costs of our oil and natural gas properties and general and administrative costs of our oil and natural gas operations. Following the closing of our acquisition of Calpine’s domestic oil and natural gas business and our receipt of these additional proceeds, we increased our development and acquisition activities.

Commodity Price Risk Management

In connection with our acquisition of the domestic oil and natural gas business of Calpine as of July 7, 2005, we entered into a series of fixed price swaps to protect against potential negative movements in natural gas prices through 2009. Additional effects of recent gas price increases include increased costs for materials and equipment including drilling rigs and increases in the time required to secure contracts for drilling and workover rigs. Natural gas and oil price volatility has and will continue to have a significant effect on our business.

Consistent with our hedge policy, on December 7, 2005, we entered into two costless collar transactions, which are intended to establish a floor price and ceiling price for approximately 10,000 MMbtu per day in 2006.

Credit Facilities

Senior Secured Revolving Line of Credit. We entered into a senior secured revolving line of credit concurrent with the acquisition of Calpine’s domestic oil and natural gas business in the amount of up to $400 million. This revolving line of credit was amended and syndicated to a group of lenders as of September 27, 2005. Availability under the revolver is restricted to the borrowing base. As a result of the derivative transactions executed on July 7, 2005 and the favorable effects of the exercise of the over-allotment option we granted through which we received $70 million of funds (net of transaction fees), the initial borrowing base of $275 million was reset to $325 million upon amendment. In July 2005, we repaid $60 million in borrowings on the revolver. Amounts outstanding under the revolver bear interest, as amended, at specified margins over the London Interbank Offered Rate (LIBOR) of 1.25% to 2.00%. Borrowings under the revolver are collateralized by first priority liens on substantially all of our assets. In addition, we are subject to certain financial covenants pertaining to a minimum current ratio and a maximum leverage ratio and covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. All amounts drawn under the revolver are due and payable on July 7, 2009.

Second Lien Term Loan. We also entered into a second lien term loan in the amount of $100 million concurrent with the acquisition of Calpine’s domestic oil and natural gas business. On September 27, 2005, we repaid $25 million and syndicated the remainder of the loan to a group of lenders. Borrowings under the term loan initially bore interest at LIBOR plus 5.00%. As a result of the hedges put in place on July 7, 2005 and the favorable effects of our private equity placement, as described above, the interest rate for the second lien term loan was reduced to LIBOR plus 4.00%. The $75 million loan is collateralized by second priority liens on substantially all of our assets. In addition, we are subject to certain financial covenants pertaining to a minimum asset coverage ratio and a maximum leverage ratio and covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. The revised principal balance is due and payable on July 7, 2010.

Calpine Bankruptcy

On December 20, 2005, Calpine and certain of its subsidiaries, including Calpine Fuels, filed for federal bankruptcy protection in the Southern District of New York. Although we believe that Calpine’s bankruptcy filing will not materially disrupt our operations, the filing raises certain concerns regarding aspects of our relationship with Calpine which we will closely monitor as the Calpine bankruptcy proceeds. Following are our principal areas of concern:

•	The bankruptcy court may challenge the fairness of our Acquisition. We believe that it is unlikely that any challenge to the fairness of our acquisition of Calpine’s domestic oil and natural gas business would be successful.

•	The bankruptcy proceeding may frustrate or delay our ability to receive legal title to certain properties which we are entitled to obtain under our purchase and sale agreement with Calpine and certain subsidiaries. Even though the conditions precedent for transfer of legal title were satisfied prior to Calpine’s bankruptcy filing, thereby giving rise to our claim of equitable title, Calpine has not indicated whether it intends to honor its contractual obligations to complete those transfers.

•	Calpine may stop purchasing gas from us under our gas purchase contract with Calpine. Since the date of the bankruptcy filing, Calpine has continued buying this gas from us and paying for it timely. We believe we can sell this gas to third parties at comparable prices and terms if this occurs and will be able to minimize our exposure to four days of sales, or approximately $2 million in lost sales at current production rates and prices.

•	Calpine may stop providing us certain services, including natural gas marketing services, which Calpine, through a subsidiary, currently provides to us.

As to all of these matters, see also “Risk Factors—Risks Relating to Our Business—Calpine’s recent bankruptcy filing may adversely affect us in several respects” for a further discussion of the potential risks relating to Calpine’s bankruptcy. We have engaged bankruptcy counsel to monitor this proceeding and advocate our interests as necessary. As of the date of this prospectus, the only significant event affecting us directly has been the approval of the bankruptcy court for Calpine, as debtor-in-possession, to continue payments to us for our delivery of natural gas under our gas purchase and sale agreement.

We believe the structure of the equity offering of our common stock and the process followed by Calpine allowed market action to determine the sales price received by Calpine in the Acquisition. Senior management of Calpine, in consultation with its various advisors, structured the Acquisition and the private issuance of our common stock to fund the Acquisition. Our equity was purchased by sophisticated investors knowledgeable in oil and natural gas transactions.

Our Executive Offices

Our principal executive offices are located at 717 Texas, Suite 2800 in Houston, Texas 77002, and our telephone number is (713) 335-4000. Our website is http://www.rosettaresources.com.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, which can be contacted at the following: 59 Maiden Lane, New York, NY 10038, phone number (877) 777-0800.

RISK FACTORS

You should carefully consider the following factors and other information in this prospectus, any prospectus supplement and the documents incorporated or deemed to be incorporated by reference in this prospectus before deciding to invest in the securities:

Risks Related to Our Business

Calpine’s recent bankruptcy filing may adversely affect us in several respects.

Calpine and certain of its subsidiaries (the “Debtors”) filed for protection under the federal bankruptcy laws in the Southern District of New York on December 20, 2005 (the “Petition Date”). The Debtors could bring an action under the Bankruptcy Code or relevant state fraudulent conveyance laws asserting that Calpine’s transfer of its domestic oil and natural gas business to us (as either the initial transferee or the immediate or mediate transferee from the initial transferee) should be avoided or set aside as a fraudulent transfer. To prevail in such a legal action, the Debtors would be required to prove, that Calpine either:

(i) transferred its domestic oil and natural gas business to us with the intent of hindering, delaying or defrauding its current or future creditors; or

(ii) as of July 7, 2005 (the date of the closing of the acquisition of Calpine’s domestic ore and natural gas business,) it (a) received less than reasonably equivalent value for the business; and (b) was insolvent, became insolvent as a result of such transfer, was engaged in a business or transaction or was about to engage in a business or transaction for which any property remaining was unreasonably small, or intended to incur or believed it would incur debts that would be beyond its ability to pay as such debts matured.

Our primary defense against such a legal challenge rests on the extensive negotiations leading up to and the market pricing mechanisms incorporated into the terms of the acquisition of Calpine’s domestic ore and natural gas business. Nonetheless, if after a trial on the merits, the court were to determine that the Debtors have met their burden of proof in this regard, it could, void the transfer or take other actions against us, including (i) setting aside the acquisition of Calpine’s domestic ore and natural gas business, and returning our purchase price and give us a first lien on all the properties and assets we purchased in the acquisition of Calpine’s domestic ore and natural gas business, or (ii) sustain the acquisition of Calpine’s domestic ore and natural gas business, subject to our being required to pay the Debtors the amount, if any, by which the fair value of the business transferred, as determined by the court as of July 7, 2005, exceeded the purchase price determined and paid on July 7, 2005. If the bankruptcy court should so rule, a setting aside of the acquisition of Calpine’s domestic ore and natural gas business, would be materially detrimental to us in that substantially all our properties would be returned to Calpine, subject to our right (as a good faith transferee) to retain a lien in our favor to secure the return of the purchase price we paid for the properties. Additionally, if the bankruptcy court should so rule, any requirement to pay an increased purchase price could adversely affect us depending on the amount we might be required to pay. See “Description of Separation from Calpine—Structuring the Acquisition Transaction”.

Additionally, at the closing of the acquisition of Calpine’s domestic ore and natural gas business, Calpine agreed to sell but retained title to certain domestic oil and gas properties, subject to obtaining various third party consents or waivers of preferential purchase rights necessary in order to effect transfer of title (the “Non-Consent Properties”). On July 7, 2005, as part of the transactions undertaken in connection with closing the acquisition of Calpine’s domestic ore and natural gas business, we accepted possession of and have since been operating all of the Non-Consent Properties for which Calpine retained legal title. We withheld approximately $75 million from the aggregate purchase price as the allocated dollar amount for the Non-Consent Properties, which amount is essentially equivalent to the PV-10 value of those properties at April 30, 2005, the date of the modified roll forward of our proved reserves by Netherland, Sewell & Associates, Inc. Subsequent to the closing of the acquisition of Calpine’s domestic ore and natural gas business, we obtained substantially all of the consents to assign these properties (the “Cured Non-Consent Properties”), except for certain properties with an approximate allocated value of $7.1 million that were subject to a third party preferential purchase right, for which consents have not been obtained and as to which the third party has subsequently exercised the preferential purchase right and acquired those properties. Prior to the Calpine bankruptcy, we were prepared to consummate the assignments of these Cured Non-Consent Properties (not including those subject to the preferential purchase right). If the assignment of these Cured Non-Consent Properties does not occur, the portion of the purchase price we held back pending obtaining consent will be retained by us and will be available to us for general corporate purposes. Further, because of the exercise by the third party of the preferential purchase right as described above, we will retain and use for general corporate purposes the $7.1 million allocated to those properties subject to that right. In addition, at July 7, 2005, we purchased properties having a PV-10 value at April 30, 2005 of approximately $17 million as to which we were awaiting transfer of legal title from Calpine at the date it filed bankruptcy.

Certain of Calpine’s properties involving state or federal leases that we purchased were not fully assigned to us in the closing of our Acquisition on July 7, 2005. The final effectiveness of the assignment of these properties is subject to consent from applicable state or federal regulatory or governmental authorities having certain lease rights in connection with these properties. The consent process was commenced prior to the acquisition of Calpine’s domestic ore and natural gas business, and remained ongoing as of the commencement of Calpine’s bankruptcy. The PV-10 value of these properties as of April 30, 2005, was approximately $33 million based on the modified roll forward of our estimated reserves. If we do not eventually receive legal title to these properties, we will make a claim against Calpine to return to us the cash we paid to them for the properties.

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would significantly affect our financial results and impede our growth.

Our revenues, profitability and cash flow depend substantially upon the prices and demand for oil and natural gas. The markets for these commodities are volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supply of oil and gas;

•	price and quantity of foreign imports;

•	actions of the Organization of Petroleum Exporting Countries and state-controlled oil companies relating to oil price and production controls;

•	domestic and foreign governmental regulations;

•	political conditions in or affecting other oil producing and natural gas producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	weather conditions and natural disasters;

•	technological advances affecting oil and natural gas consumption;

•	overall U.S. and global economic conditions; and

•	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Because the majority of our estimated proved reserves are natural gas reserves, our financial results are more sensitive to movements in natural gas prices. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Thus a significant reduction in commodity prices may result in our having to make substantial downward adjustments to our estimated proved reserves and could have a material adverse effect on our financial condition, results of operations and cash flows.

Development and exploration drilling activities do not ensure reserve replacement and thus our ability to produce revenue.

Development and exploration drilling and strategic acquisitions are the main methods of replacing reserves. However, development and exploration drilling operations may not result in any increases in reserves for various reasons. Development and exploration drilling operations may be curtailed, delayed or cancelled as a result of:

•	lack of acceptable prospective acreage;

•	inadequate capital resources;

•	weather conditions and natural disasters;

•	title problems;

•	compliance with governmental regulations;

•	mechanical difficulties; and

•	availability of equipment.

Counterparty credit default could have an adverse effect on us.

Our revenues are generated under contracts with various counterparties. Results of operations would be adversely affected as a result of non-performance by any of these counterparties of their contractual obligations under the various contracts. A counterparty’s default or non-performance could be caused by factors beyond our control. A default could occur as a result of circumstances relating directly to the counterparty, or due to circumstances caused by other market participants having a direct or indirect relationship with the counterparty. Defaults by counterparties may occur from time to time, and this could negatively impact our results of operations, financial position and cash flows. Calpine’s recent bankruptcy could result in failure of Calpine to continue purchasing natural gas from us under our natural gas purchase and sale agreements with Calpine.

We sell a significant amount of our production to one customer.

In connection with the acquisition of Calpine’s domestic ore and natural gas business, we entered into a natural gas purchase and sale contract with Calpine that obligates us to sell all of our current and future production from our existing California leases in production as of May 1, 2005 for a term ending December 31, 2009. As of September 30, 2005, this production comprises approximately 40% of our current overall production based on MMcfe/d. Calpine’s recent bankruptcy could result in failure of Calpine to continue purchasing natural gas from us. Additionally, under separate monthly spot agreements, we may sell our natural gas production, not subject to the term contract to Calpine, which could increase our credit exposure to Calpine. Under the terms of our natural gas purchase and sale contract and spot agreements with Calpine, all natural gas volumes that are contractually sold to Calpine are collateralized by Calpine making daily margin payments to our collateral account equal to the previous day’s natural gas sales. In the event of a default by Calpine, we could be exposed to the loss of up to four days of natural gas sales revenue, which at prices and volumes in effect as of December 21, 2005 would be approximately $2.0 million.

Unless we replace our oil and natural gas reserves, our reserves and production will decline.

Our future oil and natural gas production depends on our success in finding or acquiring additional reserves. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be affected adversely. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves.

We will require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves.

Future projects and acquisitions may depend on our ability to obtain financing beyond our cash flow from operations. We will finance our business plan and operations primarily with internally generated cash flow, bank borrowings, entering into exploratory arrangements with other parties and privately raised equity. In the future, we will require substantial capital to fund our business plan and operations. Sufficient capital may not be available on acceptable terms or at all. If we cannot obtain additional capital resources, we may curtail our drilling, development and other activities or be forced to sell some of our assets on unfavorable terms.

The terms of our credit facilities contain a number of restrictive and financial covenants that limit our ability to pay dividends. If we are unable to comply with these covenants, our lenders could accelerate the repayment of our indebtedness.

The terms of our credit facilities subject us to a number of covenants that impose restrictions on us, including our ability to incur indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, consolidations and acquisitions, enter into transactions with affiliates, enter into sale and leaseback transactions, change our lines of business and pay dividends on our common stock. We will also be required by the terms of our credit facilities to comply with financial covenant ratios.

A breach of any of the covenants imposed on us by the terms of our indebtedness, including the financial covenants under our credit facilities, could result in a default under such indebtedness. In the event of a default, the lenders for our revolving credit facility could terminate their commitments to us, and they and the lenders of our second lien term loan could accelerate the repayment of all of our indebtedness. In such case, we may not have sufficient funds to pay the total amount of accelerated obligations, and our lenders under the credit facilities could proceed against the collateral securing the facilities. Any acceleration in the repayment of our indebtedness or related foreclosure could adversely affect our business.

Properties we acquire may not produce as expected, and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

We continually review opportunities to acquire producing properties, undeveloped acreage and drilling prospects; however, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on higher value properties or properties with known adverse conditions and will sample the remainder.

However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to assess fully their condition, any deficiencies, and development potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Our exploration and development activities may not be commercially successful.

Exploration activities involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions; pressure or irregularities in formations; equipment failures or accidents;

•	adverse weather conditions, including hurricanes, which are common in the Gulf of Mexico during certain times of the year; compliance with governmental regulations; unavailability or high cost of drilling rigs, equipment or labor;

•	reductions in oil and natural gas prices; and

•	limitations in the market for oil and natural gas.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies. Because of these factors, we could incur losses as a result of exploratory drilling expenditures. Poor results from exploration activities could have a material adverse effect on our future cash flows, results of operations and financial position.

Numerous uncertainties are inherent in our estimates of oil and natural gas reserves and our estimated reserve quantities and present value calculations may not be accurate. Any material inaccuracies in these reserve estimates or underlying assumptions will affect materially the estimated quantities and present value of our reserves.

Estimates of proved oil and natural gas reserves and the future net cash flows attributable to those reserves are prepared by independent petroleum engineers and geologists. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and cash flows attributable to such reserves, including factors beyond our control and that of our engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and natural gas prices and expenditures for future development and exploration activities, and of engineering and geological interpretation and judgment. Additionally, reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development and exploration activities and prices of oil and natural gas. Actual future production, revenue, taxes, development expenditures, operating expenses, underlying information, quantities of recoverable reserves and the value of cash flows from such reserves may vary significantly from the assumptions and underlying information set forth herein. In addition, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. The present value of future net revenues from our proved reserves referred to in this prospectus is not necessarily the actual current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on fixed prices and costs as of the date of the estimate. Actual future prices and costs fluctuate over time and may differ materially from those used in the present value estimate. In addition, discounted future net cash flows are estimated assuming royalties to the Minerals Management Service (“MMS”), royalty owners and other state and federal regulatory agencies with respect to our affected properties, will be paid or suspended for the life of the properties based upon oil and natural gas prices as of the date of the estimate. Since actual future prices fluctuate over time, royalties may be required to be paid for various portions of the life of the properties and suspended for other portions of the life of the properties.

The timing of both the production and expenses from the development and production of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor that we use to calculate the net present value of future net cash flows for reporting purposes in accordance with the SEC’s rules may not necessarily be the most appropriate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and natural gas industry, in general, will affect the appropriateness of the 10% discount factor in arriving at an accurate net present value of future net cash flows.

We are subject to complex government regulation that could adversely affect our operations.

Our activities are subject to complex and stringent environmental and other governmental laws and regulations. The exploration and production of oil and natural gas requires numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, including state and local agencies in California, whose regulations typically are more stringent than in other states or localities, as well as compliance with environmental protection legislation and other regulations. We remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations are routinely revised or reinterpreted, and new laws and regulations may become applicable to us that could have a negative effect on our business and results of operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects. Intricate and changing environmental and other regulatory requirements may necessitate substantial expenditures to obtain and maintain permits. If a project is unable to function as planned due to changing requirements or local opposition, it may create expensive delays, extended periods of non-operation or significant loss of value in a project.

Our business is subject to federal, state and local laws and regulations as interpreted by governmental agencies and other bodies, including those in California, vested with much authority relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Existing laws and regulations are routinely changed, and any changes could increase costs of compliance and costs of operating drilling equipment or significantly limit drilling activity.

Under certain circumstances, the MMS, may require that our operations on federal leases be suspended or terminated. These circumstances include our failure to pay royalties or our failure to comply with safety and environmental regulations. The requirements imposed by these laws and regulations are frequently changed and subject to new interpretations, and if such were to occur, could negatively impact our results of operations and cash flows.

Our business requires technical expertise, specialized knowledge and training and a high degree of management experience.

Our success is largely dependent on the skills, experience and efforts of our employees. The loss of the services of one or more members of our senior management or of numerous employees with critical skills could have a negative effect on our business, financial conditions and results of operations and future growth.

Our results are subject to commodity price fluctuations related to seasonal and market conditions and reservoir and production risks.

Our quarterly operating results have fluctuated in the past and could be negatively impacted in the future as a result of a number of factors, including:

•	seasonal variations in oil and natural gas prices;

•	variations in levels of production; and

•	the completion of exploration and production projects.

The ultimate outcome of the legal proceedings relating to our activities cannot be predicted. Any adverse determination could have a material adverse effect on our financial condition, results of operations or cash flows.

Operation of our properties has generated various litigation matters arising out of the normal course of business. In connection with the transfer and assumption agreement, we entered into with Calpine in connection with the acquisition of Calpine’s domestic ore and natural gas business, we assumed liability for the alleged royalty underpayment claims by Killan & Hurd and J.C. Martin, III involving certain leases in Webb County, Texas. We also generally assumed liabilities arising from our activities from and after July 7, 2005 for and defense of future litigation and claims involving Calpine’s domestic oil and natural gas reserves that we acquired in the acquisition of Calpine’s domestic ore and natural gas business, other than certain litigation that Calpine and its subsidiaries retained by agreement. Calpine’s recent bankruptcy may effect these retained claims. A party to these lawsuits may look to us for satisfaction of these claims. The ultimate outcome of claims and litigation relating to our activities cannot presently be determined, nor can the liability that may potentially result from a negative outcome be reasonably estimated presently for every case. The liability we may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may potentially be material to our financial condition, results of operations or cash flows.

Market conditions or transportation impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions, the unavailability of satisfactory oil and natural gas processing and transportation or the remote location of certain of our drilling operations may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in natural gas wells or delay initial production for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. When that occurs, we are unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and natural gas and realization of revenues.

Competition in the oil and natural gas industry is intense, and many of our competitors have resources that are greater than ours.

We operate in a highly competitive environment for acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. Many of our competitors, major and large independent oil and natural gas companies, possess and employ financial, technical and personnel resources substantially greater than our resources. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

The oil and natural gas business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, natural gas or well fluids;

•	fires;

•	earthquakes and hurricanes;

•	pollution; and

•	releases of toxic gas.

The occurrence of one of the above may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties.

In addition, our operations in California are especially susceptible to damage from natural disasters such as earthquakes and fires and involve increased risks of personal injury, property damage and marketing interruptions. Any of these operating hazards could cause serious injuries, fatalities or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition, or could result in a loss of our properties. Our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. Our insurance might be inadequate to cover our liabilities. For example, we are not fully insured against earthquake risk in California because of high premium costs. Insurance covering earthquakes or other risks may not be available at premium levels that justify its purchase in the future, if at all. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs are expected to continue to increase over the next few years and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur liability at a time when we are not able to obtain liability insurance, then our business, results of operations and financial condition could be materially adversely affected.

Environmental liabilities could adversely affect our financial condition.

The oil and natural gas business is subject to environmental hazards, such as oil spills, natural gas leaks and ruptures and discharges of petroleum products and hazardous substances, and historic disposal activities. These environmental hazards could expose us to material liabilities for property damages, personal injuries or other environmental harm, including costs of investigating and remediating contaminated properties. In addition, we also may be liable for environmental damages caused by the previous owners or operators of properties we have purchased or are currently operating. A variety of stringent federal, state and local laws and regulations govern the environmental aspects of our business and impose strict requirements for, among other things:

•	well drilling or workover, operation and abandonment;

•	waste management;

•	land reclamation;

•	financial assurance under the Oil Pollution Act of 1990; and

•	controlling air, water and waste emissions.

Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. Additionally, our compliance with these laws may, from time to time, result in increased costs to our operations or decreased production, and may affect our costs of acquisitions. We are unable to predict the ultimate cost of complying with these regulations.

In addition, environmental laws may, in the future, cause a decrease in our production or cause an increase in our costs of production, development or exploration. Pollution and similar environmental risks generally are not fully insurable.

Some of our California properties have been in operation for a substantial length of time, and current or future local, state and federal environmental and other laws and regulations may require substantial expenditures to remediate the properties or to otherwise comply with these laws and regulations. A variety of existing laws, rules and guidelines govern activities that can be conducted on our properties and other existing or future laws, rules and guidelines could prohibit or limit our operations and our planned activities for properties.

Under our purchase and sale agreement with Calpine, we are responsible for environmental claims prior to the acquisition of Calpine’s domestic ore and natural gas business, and we have no indemnification from Calpine related to those claims.

Our acquisition strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits of those acquisitions.

Our growth strategy includes acquiring oil and natural gas businesses and properties if favorable economics and strategic objectives can be served. We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.

Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired operations;

•	potential loss of key employees of the acquired companies;

•	potential lack of operating experience in a geographic market of the acquired business; and

•	an increase in our expenses and working capital requirements.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from the acquired businesses or realize other anticipated benefits of those acquisitions.

We are vulnerable to risks associated with operating in the Gulf of Mexico.

Our operations and financial results could be significantly impacted by conditions in the Gulf of Mexico because we explore and produce extensively in that area. As a result of this activity, we are vulnerable to the risks associated with operating in the Gulf of Mexico, including those relating to:

•	adverse weather conditions and natural disasters;

•	oil field service costs and availability;

•	compliance with environmental and other laws and regulations;

•	remediation and other costs resulting from oil spills or releases of hazardous materials; and

•	failure of equipment or facilities.

Further, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from fields in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial years of production, and as a result, our reserve replacement needs from new prospects may be greater there than for our operations elsewhere. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

Hedging transactions may limit our potential gains.

We entered into natural gas price hedging arrangements with respect to a significant portion of our expected production through 2009. Such transactions may limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which our production is less than expected, there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement, or the counterparties to our hedging agreements fail to perform under the contracts.

The historical financial results of the domestic oil and natural gas business of Calpine may not be representative of our results as a separate company.

The combined historical financial information included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. The costs and expenses reflect charges from Calpine for centralized corporate services and infrastructure costs. The allocations were determined based on Calpine’s methodologies. This combined historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We may experience significant changes in our cost structure, funding and operations as a result of our organization and separation from Calpine, including increased costs associated with reduced economies of scale and being a stand-alone company.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business.

Under current rules of the SEC, we will be required to document and test our internal control over financial reporting so that our management can certify as to the effectiveness of our internal control over financial reporting and our independent registered public accounting firm can render an opinion on management’s assessment. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions, if any, or the impact of the same on our operations. The assessment of our internal control over financial reporting will require us to expend significant management and employee time and resources and incur significant additional expense.

We have begun the process of evaluating and documenting our internal control over financial reporting in order to test and determine any remediation actions that may be necessary and to fully implement the requirements relating to internal controls and all other aspects of related SEC rules and the Sarbanes Oxley Act of 2002. Management has begun the process of developing a stand-alone infrastructure and has determined that certain general computer controls, specifically system security and change control procedures associated with the Excalibur accounting system of the oil and natural gas businesses we acquired from Calpine, were ineffective for our use. We have begun a process of remediating the recognized areas of internal controls that need improvement and have launched corrective activities to meet required SEC and Sarbanes Oxley standards in the areas that were identified. Our efforts may not be successful and additional deficiencies or weaknesses in our controls and procedures may be identified.

Our ability to operate our business may suffer if we do not develop our own infrastructure quickly and cost-effectively, and the transitional services that Calpine has agreed to provide us may not be sufficient or available for our needs.

Immediately following the acquisition of Calpine’s domestic ore and natural gas business, we used Calpine’s systems to support some of our operations, including certain aspects of legal, accounting and treasury functions, and wide-area computer networks. Following our separation from Calpine, we have assumed our operations, legal, accounting and treasury functions, and as of January 1, 2006, we will assume our information technology functions. Failure or significant downtime in Calpine’s or our own information technology systems could prevent us from billing our customers or performing other administrative services on a timely basis, and could harm our business.

Following our separation from Calpine in July 2005, Calpine agreed to provide some transition services to us for up to one year. We may not be able to replace the transition services with a comparable quality of service or on terms and conditions as favorable as those we will receive from Calpine. Calpine’s bankruptcy may limit or eliminate Calpine’s ability to perform these services.

Calpine has wide discretion on which employees it will use to provide services to us. Consequently, the quality and quantity of the services we receive from Calpine may vary significantly from the services we received prior to the date of our separation from Calpine. Calpine’s bankruptcy may further limit Calpine’s ability to provide employees to perform the services.

We may have potential business conflicts of interest with Calpine with respect to our past and ongoing relationships, and we may not be able to resolve these conflicts on terms commensurate with those possible in arms’ length transactions.

Conflicts of interest may arise between Calpine and us in a number of areas relating to our past and ongoing relationship:

•	solicitation and hiring of employees from each other;

•	the nature and quality of transitional services Calpine provided us; and

•	actions and decisions of legislative bodies and administrative agencies.

Our prior and continuing relationship with Calpine exposes us to risks attributable to Calpine’s businesses and credit worthiness.

We acquired a business that previously was integrated within Calpine and is subject to liabilities and risk for activities of businesses of Calpine other than the acquired business. In connection with our separation from Calpine, Calpine and certain of its subsidiaries have agreed to retain certain liabilities. Third parties may seek to hold us responsible for some or all of those retained liabilities. Under our purchase and sale agreement, Calpine and certain of its subsidiaries have agreed to indemnify us for these retained liabilities.

Any claims made against us that are properly attributable to Calpine and certain of its subsidiaries will require us to exercise our rights under the indemnification provisions of the purchase and sale agreement to obtain payment from Calpine and certain of its subsidiaries, as the case may be. We are exposed to the risk that, in these circumstances and in light of the Calpine bankruptcy, any or all of Calpine and certain of its subsidiaries cannot or will not make the required payment. If this were to occur, our business and results of operations, financial position or cash flow could be adversely affected.

If we are unable to obtain governmental approvals arising from the acquisition of Calpine’s domestic ore and natural gas business, we may not acquire all of Calpine’s domestic oil and gas business.

The consummation of the acquisition of Calpine’s domestic ore and natural gas business, required various approvals, filings and recordings with governmental entities to transfer existing contracts and arrangements as well as all of Calpine’s domestic oil and gas properties to us. In addition, all government issued permits and licenses that are important to our business, including permits issued by the City of Rio Vista and Counties of Sacramento, Solano and Contra Costa, California, may require reapplication or application by us and reissuance or issuance in our name. If we are unable to obtain a reissuance or issuance of any contract, license or permit being transferred, we have entered into a transition services agreement with Calpine pursuant to which, to the extent possible, we will receive the benefits of the contract, license or permit and will discharge the duties and bear the costs and risks under such contract, license or permit.

Agreements in connection with our separation from Calpine may be less favorable to us than if they had been negotiated with unaffiliated parties.

Although Calpine has no ownership interest in us following the acquisition of Calpine’s domestic ore and natural gas business, we were a subsidiary of Calpine at the time the purchase and sale agreement, transfer and assumption agreement, transition services agreement and other related agreements were negotiated and executed. If these agreements were negotiated with unaffiliated third parties, they might be more favorable to us. The allocation of assets and liabilities between Calpine and us may not reflect the allocation that would have been reached by two unaffiliated parties.

The ongoing SEC informal inquiry relating to the downward revision of the estimate of continuing proved reserves, while owned by Calpine, could have a material adverse effect on the presentation of our predecessor financial statements.

In April 2005, the staff of the Division of Enforcement of the SEC commenced an informal inquiry into the facts and circumstances relating to the downward revision of the estimate of continuing proved natural gas reserves at December 31, 2004, while the domestic oil and natural gas properties were owned by Calpine. Calpine has advised us that it is fully cooperating with this informal inquiry which also involved two other non-oil and natural gas related matters, and we have separately agreed with Calpine that we will also fully cooperate. Calpine has advised us that it has not had any further response or inquiry from the SEC staff in regard to this matter since July 2005 and that the ultimate outcome of this inquiry cannot presently be determined. However, it is possible that the staff of the SEC could conclude that the estimate of continuing proved reserves as of December 31, 2004, as revised, requires further downward revision, which could have a material adverse effect on the presentation of our predecessor financial statements.

Risk Related to this Offering and Our Common Stock

There has been no public market for our common stock and our stock price may fluctuate significantly.

There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The market price of our common stock could fluctuate significantly as a result of:

•	actual or anticipated quarterly variations in our operating results and our reserve estimates;

•	changes in expectations as to our future financial performance or changes in financial estimates, if and, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry, including changes in oil and natural gas prices;

•	speculation in the press or investment community;

•	general market and economic conditions;

•	our limitation on the payment of dividends restricted by our debt covenants;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.

Future sales of our common stock may cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market, including sales under this prospectus, or the perception that these sales may occur, could cause the market price of our common stock to decline, which could impair our ability to raise capital through the sale of additional common or preferred stock.

Stock sales and purchases by institutional investors or stockholders with significant holdings could have significant influence over our stock volatility and our corresponding ability to raise capital through debt or equity offerings.

Because institutional investors have the ability to trade in large volumes of shares of our common stock, the price of our common stock could be subject to significant volatility, which could adversely affect the market price for our common stock as well as limit our ability to raise capital or issue additional equity in the future.

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common and preferred stock.

We may in the future issue our previously authorized and unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue an aggregate of 155,000,000 shares of capital stock consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock with preferences and rights as determined by our Board of Directors. Pursuant to our 2005 Long-Term Incentive Plan, we have reserved 3,000,000 shares of our common stock for issuance as restricted stock, stock options and/or other equity based grants to employees and directors. Of the reserved shares, 1,233,333 may be awarded as restricted stock and 1,766,667 may be awarded as stock options and/or other equity based grants. As of February 13, 2006, there were outstanding a total of 590,400 shares of restricted common stock and 718,050 options to purchase common stock. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes.

Provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of the Company, which could adversely affect the price of our common stock.

Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Our certificate of incorporation and bylaws prohibit our stockholders from taking action by written consent absent approval by all members of our Board of Directors. Further, our stockholders will not have the power to call a special meeting of stockholders.

We may be a United States real property holding corporation, in which case non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) on gains realized on disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.

A non-U.S. holder of our common stock will generally be subject to U.S. federal income tax on gains realized on a sale or other disposition of our common stock if the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter. Generally, we will be a United States real property holding corporation if the fair market value of our United States real property interests, as defined in the Internal Revenue Code of 1986, as amended, and applicable regulations, equals or exceeds 50.0% of the aggregate fair market value of our worldwide real property interests and other assets used or held for use in a trade or business.

Because it is unclear whether certain of the Company’s assets should be characterized as interests in United States real property for United States federal income tax purposes, and the value of the Company’s interests in United States real property, relative to the Company’s other assets, is also uncertain, the Company may be a United States real property holding corporation. Moreover, because the relative values and composition of the Company’s assets (including assets that may be characterized as interests in United States real property for United States federal income tax purposes) is not within the control of the Company and is likely to change over time, even if the Company is not currently a United States real property holding corporation, there can be no assurance that the Company will not be a United States real property holding corporation at some point in time in the future.

Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs. However, we do not believe that our common stock will be considered to be regularly traded on an established securities market immediately after this offering, and cannot offer any assurance that our common stock will be so traded at any point in time in the future.

If we are or have been a United States real property holding corporation during the relevant time period, and our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable Treasury regulations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements, other than statements of historical fact, included in this prospectus, are forward-looking statements. In some cases, you can identify a forward-looking statement by terminology such as “may”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target” or “continue”, the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	the timing and extent of changes in commodity prices, particularly natural gas;

•	various drilling and exploration risks that may delay or prevent commercial operation of new wells;

•	economic slowdowns that can adversely affect consumption of oil and natural gas by businesses and consumers;

•	Calpine’s bankruptcy;

•	uncertainties that actual costs may be higher than estimated;

•	factors that impact the exploration of oil or natural gas resources, such as the geology of a resource, the total amount and costs to develop recoverable reserves, and legal title, regulatory, natural gas administration, marketing and operational factors relating to the extraction of oil and natural gas;

•	uncertainties associated with estimates of oil and natural gas reserves;

•	our ability to access the capital markets on attractive terms or at all;

•	refusal by or inability of our current or potential counterparties or vendors to enter into transactions with us or fulfill their obligations to us;

•	our inability to obtain credit or capital in desired amounts or on favorable terms;

•	present and possible future claims, litigation and enforcement actions;

•	effects of the application of regulations, including changes in regulations or the interpretation thereof;

•	availability of processing and transportation;

•	potential for disputes with mineral lease and royalty owners regarding calculation and payment of royalties, including basis of pricing, adjustment for quality, measurement and allowable costs and expenses;

•	developments in oil-producing and natural gas-producing countries;

•	competition in the oil and natural gas industry;

•	adverse weather conditions and other natural disasters which may occur in areas of the United States in which we have operations, including the Federal waters of the Gulf of Mexico; and

•	other risks identified in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders under this reoffer prospectus. See “Selling Stockholders” and “Plan of Distribution Below.”

SELLING STOCKHOLDERS

The following table sets forth certain information concerning each of the selling stockholders. Assuming that the selling stockholders offer all of their shares of our common stock being registered hereunder, the selling stockholders will not have any beneficial ownership except as otherwise provided in the table. The shares are being registered to permit the selling stockholders to offer the shares for resale from time to time. See “Plan of Distribution.”

Name of Selling Stockholder	Position or Office	Common Shares Owned Prior to the Offering	Common Shares Registered by this Prospectus	Common Shares Owned After the Sale
Bulent A. Berilgen (1)	Employee	125,000	80,000	45,000
Charles F. Chambers (2)	Employee	38,000	24,000	14,000
Michael J. Rosinski (3)	Employee	37,700	24,000	13,700
Edward E. Seeman (4)	Employee	38,000	24,000	14,000
Denise D. Bednorz (5)	Employee	23,000	12,000	11,000
Jackie C. Driskill (6)	Employee	23,000	12,000	11,000
Michael H. Hickey (7)	Employee	24,563	12,000	12,563
Benjamin R. Funderburk (8)	Employee	19,000	8,000	11,000
Roxanne Blu (9)	Employee	16,750	7,000	9,750
Walter J. Korenkiewicz III (10)	Employee	14,125	7,000	7,125
Carole G. Schaefer (11)	Employee	17,500	7,000	10,500
Charles D. Richardson (12)	Employee	10,950	3,000	7,950
Beverly J. Richardson (13)	Spouse	4,175	2,000	2,175
Eric F. Hadsell (14)	Employee	11,125	4,000	7,125
John R. McKnight (15)	Employee	11,125	4,000	7,125
Bert H. Bates Jr. (16)	Employee	7,500	2,000	5,500
David W. Carr (17)	Employee	7,500	2,000	5,500
Angelia D. Cozzens (18)	Employee	7,000	2,000	5,000
Thomas W. Fetting (19)	Employee	8,000	2,000	6,000
Deborah L. Gee (20)	Employee	5,000	2,000	3,000
Wendell C. Hodde (21)	Employee	8,500	2,000	6,500
Therese M. Hoye (22)	Employee	5,250	2,000	3,250
Daniel J. Maes (23)	Employee	5,250	2,000	3,250
James A. Rekieta (24)	Employee	10,500	2,000	8,500
Gerald L. Maxwell (25)	Employee	10,500	2,000	8,500
Deborah C. DeRouen (26)	Consultant	2,000	2,000	—
Heath W. Cleaver (27)	Consultant	1,500	1,500	—
Marilyn S. Prudhomme (28)	Employee	8,000	2,500	5,500
Monica L. Arredondo (29)	Employee	2,500	1,000	1,500
Nancy E. Butcher (30)	Employee	2,250	1,000	1,250
Charles W. Campbell (31)	Employee	10,000	2,000	8,000
Kenneth A. Cravens (32)	Employee	6,500	1,000	5,500
Deborah Fletcher (33)	Employee	4,250	1,000	3,250
Cheryl A. Franke (34)	Employee	2,500	1,000	1,500
Vicki R. Gott (35)	Employee	4,500	1,000	3,500
Shannon C. Hale (36)	Employee	5,000	1,000	4,000
Donna S. Lane (37)	Employee	4,000	1,000	3,000
Diana H. Nuckols (38)	Employee	2,750	1,000	1,750
Loy K. Powell (39)	Employee	4,000	1,000	3,000
Michelle G. Powers (40)	Employee	2,750	1,000	1,750
Michael E. Roberson (41)	Employee	2,500	1,000	1,500
Debra L. Schulz (42)	Employee	4,250	1,000	3,250

Name of Selling Stockholder	Position or Office	Common Shares Owned Prior to the Offering	Common Shares Registered by this Prospectus	Common Shares Owned After the Sale
Sue A. Smith (43)	Employee	4,000	1,000	3,000
Carol J. Terrett (44)	Employee	2,750	1,000	1,750
Dorothy B. Wainwright (45)	Employee	1,000	1,000	—
Donna C. Green (46)	Employee	1,875	500	1,375
Stephanie D. Moore (47)	Employee	1,125	500	625
Maria D. Pacheco (48)	Employee	1,875	500	1,375
Richard Beckler (49)	Director	11,000	1,000	10,000
Donald Patteson (50)	Director	11,000	1,000	10,000
H. Henry Houston (51)	Director	11,500	1,500	10,000

(1)	(i) includes 25,000 shares that relate to vested options at $16 per share and does not include 75,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 20,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(2)	(i) includes 8,000 shares that relate to vested options at $16 per share and does not include 24,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(3)	(i) includes 7,700 shares that relate to vested options at $16 per share and does not include 23,100 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(4)	(i) includes 8,000 shares that relate to vested options at $16 per share and does not include 24,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(5)	(i) includes 5,000 shares that relate to vested options at $16 per share and does not include 15,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(6)	(i) includes 5,000 shares that relate to vested options at $16 per share and does not include 15,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(7)	(i) includes 6,563 shares that relate to vested options at $16 per share and does not include 19,687 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(8)	(i) includes 5,000 shares that relate to vested options at $16 per share and does not include 15,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(9)	(i) includes 3,750 shares that relate to vested options at $16 per share and does not include 11,250 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(10)	(i) includes 3,125 shares that relate to vested options at $16 per share and does not include 9,375 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(11)	(i) includes 4,500 shares that relate to vested options at $16 per share and does not include 13,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.

(12)	(i) includes 3,125 shares that relate to vested options at $16 per share and does not include 9,375 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,825 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(13)	(i) includes 2,175 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date pursuant to Agreed Final Decree of Divorce, Section 8b.
(14)	(i) includes 3,125 shares that relate to vested options at $16 per share and does not include 9,375 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(15)	(i) includes 3,125 shares that relate to vested options at $16 per share and does not include 9,375 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(16)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(17)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(18)	(i) includes 2,000 shares that relate to vested options at $16 per share and does not include 6,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(19)	(i) includes 2,000 shares that relate to vested options at $16 per share and does not include 6,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(20)	(i) includes 1,000 shares that relate to vested options at $16 per share and does not include 3,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(21)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 4,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(22)	(i) includes 1,250 shares that relate to vested options at $16 per share and does not include 3,750 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(23)	(i) includes 1,250 shares that relate to vested options at $16 per share and does not include 3,750 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(24)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(25)	(i) includes 3,500 shares that relate to vested options at $16 per share and does not include 10,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 5,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(26)	(i) includes 2,000 shares that relate to restricted stock that vest on March 31, 2006.

(27)	(i) includes 1,500 shares that relate to restricted stock that vest on March 31, 2006.
(28)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(29)	(i) includes 500 shares that relate to vested options at $16 per share and does not include 1,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(30)	(i) includes 250 shares that relate to vested options at $16 per share and does not include 750 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(31)	(i) includes 2,000 shares that relate to vested options at $16 per share and does not include 6,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 6,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(32)	(i) includes 2,500 shares that relate to vested options at $16 per share and does not include 7,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(33)	(i) includes 1,250 shares that relate to vested options at $16 per share and does not include 3,750 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(34)	(i) includes 500 shares that relate to vested options at $16 per share and does not include 1,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(35)	(i) includes 1,500 shares that relate to vested options at $16 per share and does not include 4,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(36)	(i) includes 1,000 shares that relate to vested options at $16 per share and does not include 3,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 3,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(37)	(i) includes 1,000 shares that relate to vested options at $16 per share and does not include 3,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(38)	(i) includes 750 shares that relate to vested options at $16 per share and does not include 2,250 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(39)	(i) includes 1,000 shares that relate to vested options at $16 per share and does not include 3,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(40)	(i) includes 750 shares that relate to vested options at $16 per share and does not include 2,250 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(41)	(i) includes 500 shares that relate to vested options at $16 per share and does not include 1,500 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.

(42)	(i) includes 1,250 shares that relate to vested options at $16 per share and does not include 3,750 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(43)	(i) includes 1,000 shares that relate to vested options at $16 per share and does not include 3,000 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 2,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(44)	(i) includes 750 shares that relate to vested options at $16 per share and does not include 2,250 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(45)	(i) does not include any options or restricted stock that vests over future periods.
(46)	(i) includes 375 shares that relate to vested options at $16 per share and does not include 1,125 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(47)	(i) includes 125 shares that relate to vested options at $16 per share and does not include 375 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 500 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(48)	(i) includes 375 shares that relate to vested options at $16 per share and does not include 1,125 shares that vest over a three year period at 25%, 25% and 25% at each anniversary date; and (ii) includes 1,000 shares that relate to restricted stock that vest over a three year period at 25%, 25% and 50% at each anniversary date.
(49)	(i) includes 10,000 shares that relate to vested options at $16 per share; and (ii) includes 1,000 shares that vested on the date of grant.
(50)	(i) includes 10,000 shares that relate to vested options at $16 per share; and (ii) includes 1,000 shares that vested on the date of grant.
(51)	(i) includes 10,000 shares that relate to vested options at $16 per share; and (ii) includes 1,500 shares that vested on the date of grant.

PLAN OF DISTRIBUTION

Each selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale and will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the shares. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders, for their own accounts, may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of the following: (a) a block trade in which the broker dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers and (e) in privately negotiated transactions.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) in amounts to be negotiated in connection with the sale. Such broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of

Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. We assume no obligation to so deliver copies of this prospectus or any related prospectus supplement.

INDEMNIFICATION OBLIGATIONS

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article X of our Certificate of Incorporation and Article VIII of our Bylaws provide for the indemnification of its directors, officers and other authorized representatives to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

We currently carry directors and officer’s liability insurance and have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and expense advances to the fullest extent permitted under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on by Thompson & Knight LLP.

EXPERTS

The combined financial statements incorporated in this Prospectus by reference to the Registration Statement on Amendment No. 3 of Form S-1 as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, relating to the Domestic Oil and Natural Gas Properties of Calpine Corporation and Affiliates, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet incorporated in this Prospectus by reference to the Registration Statement on Amendment No. 3 of Form S-1 as of June 30, 2005, relating to Rosetta Resources Inc., has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Some of the information included here or incorporated by reference in this registration statement regarding estimates of the estimated quantities of reserves of the underlying properties we own and their present value is based on estimates of the reserves and present values prepared by or derived from estimates and sensitivities prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of the firm as experts in these matters.

REOFFER PROSPECTUS

ROSETTA RESOURCES INC.

279,000 Shares of Common Stock,

par value $0.001 per share

February 13, 2006

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents have been filed by us with the Commission and are incorporated by reference in this Registration Statement:

(a) The Prospectus filed by the Registrant on February 13, 2006 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registration Statement on Form S-1, as amended (File No. 333-128888), which contains audited financial statements of the Registrant for the latest period for which such statements have been filed;

(b) None;

(c) The description of the Common Stock, $0.001 par value per share, contained in the Registrant’s Registration Statement on Form 8-A, filed with the Commission on February 9, 2006 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article X of our Certificate of Incorporation and Article VIII of our Bylaws provide for the indemnification of its directors, officers and other authorized representatives to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

We currently carry directors and officer’s liability insurance and have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and expense advances to the fullest extent permitted under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

With respect to restricted securities being reoffered pursuant to the reoffer prospectus, which is a part of this registration statement, the Registrant previously issued those securities in reliance upon an exemption from the registration provisions of the Securities Act set forth in Rule 701 as promulgated under the Securities Act relating to issuances of securities under compensatory plans. All such restricted securities were issued under the Registrant’s 2005 Long-Term Incentive Plan to employees and consultants of the Registrant. No underwriters were used in the foregoing issuances of securities.

Item 8. Exhibits.

The following documents are filed as exhibits to this Registration Statement:

4.1	Rosetta Resources Inc. 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.2	Form of Option Grant Agreement (incorporated by reference to Exhibit 10.10 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.3	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.11 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.4	Form of Bonus Restricted Stock Agreement (incorporated by reference to Exhibit 10.11 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

5.1	Opinion of Thompson & Knight LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Netherland, Sewell & Associates, Inc.

23.4	Consent of Thompson & Knight LLP (included in the opinion of Thompson & Knight LLP filed herewith as Exhibit 5.1)

24.1	Power of Attorney (included on signature page of this Registration Statement)

Item 9. Undertakings.

The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the Form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on this 13th day of February, 2006.

ROSETTA RESOURCES INC.

By:	/s/ B.A. Berilgen
B.A. Berilgen, Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of Rosetta Resources Inc., a Delaware corporation, which is filing a Registration Statement on Form S-8 with the Commission under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint B.A. Berilgen and Michael J. Rosinski, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments to the Registration Statement, and all other documents in connection therewith to be filed with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature / Title

February 13, 2006	By:	/s/ B.A. Berilgen
B.A. Berilgen Chairman of the Board, President and Chief Executive Officer

February 13, 2006	By:	/s/ Michael J. Rosinski
Michael J. Rosinski Executive Vice President and Chief Financial Officer

February 13, 2006	By:	/s/ Denise D. Bednorz
Denise D. Bednorz Vice President, Controller

February 13, 2006	By:	/s/ Richard W. Beckler
Richard W. Beckler Director

February 13, 2006	By:	/s/ Donald D. Patteson, Jr.
Donald D. Patteson, Jr Director

February 13, 2006	By:	/s/ D. Henry Houston
D. Henry Houston Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4.1	Rosetta Resources Inc. 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.2	Form of Option Grant Agreement (incorporated by reference to Exhibit 10.10 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.3	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.11 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

4.4	Form of Bonus Restricted Stock Agreement (incorporated by reference to Exhibit 10.11 of Rosetta Resources Inc.’s Registration Statement No. 333-128888 filed on October 7, 2005) (File No. 0001340282)

5.1	Opinion of Thompson & Knight LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Netherland, Sewell & Associates, Inc.

23.4	Consent of Thompson & Knight LLP (included in the opinion of Thompson & Knight LLP filed herewith as Exhibit 5.1)

24.1	Power of Attorney (included on signature page of this Registration Statement)